Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Assurance Company of Canada 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 eric_weinheimer@sunlife.com
August 6, 2009
United States Securities and Exchange Commission
450 Fifth Street West, N.W.
Washington D.C. 20549

Attention:	Ms. Sasha Parikh Staff Accountant
Dear Ms. Parikh

Re:	Sun Life Financial Inc. Form 40-F for Fiscal Year Ended December 31, 2008 File No. 1-15014

I refer to our telephone call on July 21, 2009, at which we discussed the exchange traded funds (the ETFs) held by Sun Life Financial Inc. (the Company) on December 31, 2008 that were in a unrealized loss position for 12 months and that were referred to in my letter to you dated June 2, 2009. The following is additional information concerning our review of fair value of those ETFs as at December 31, 2008.
At December 31, 2008, the Company applied the guidance in FASB Statement 115 (FAS 115), SEC Staff Accounting Bulletin Topic 5M (SAB Topic 5M) and AICPA Auditing Standard AU Section 332 (AU s.332) in assessing the Company’s equity securities for impairment.
The Company reviews the fair value of its investments in securities to determine if a decline in fair value is temporary or other-than-temporary in accordance with paragraph 16 of FAS 115. If a decline in the fair value of an equity security is judged to be other-than-temporary, the cost basis of the security is written down to its fair value.
In accordance with SAB Topic 5M, the Company considers all relevant factors in making its determination on the fair value of its investments, including the following:
(a)	the length of time and extent to which the market value has been less than cost,
Sun Life Assurance Company of Canada
is a member of the Sun Life Financial group of companies.
www.sunlife.com

(b)	the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential, and
(c)	the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.
We also consider the guidance in AU s.332, which provides that the determinations of whether losses are other-than-temporary often involve estimating the outcome of future events. Accordingly, we apply judgment in determining whether factors exist that indicate that an impairment loss has been incurred at the end of the reporting period. These judgments are based on subjective as well as objective factors, including knowledge and experience about past and current events and assumptions about future events.
The following are examples of the factors referred to in AU s.332.
•	Fair value is significantly below cost.
•	The decline is attributable to adverse conditions specifically related to the security or to specific conditions in an industry or in a geographic area.
•	The decline has existed for an extended period of time.
•	The intention and ability of management to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.
•	The security has been downgraded by a rating agency.
•	The financial condition of the issuer has deteriorated.
•	Dividends have been reduced or eliminated, or scheduled interest payments have not been made.
•	The entity recorded losses from the security subsequent to the end of the reporting period.
As noted in my letter dated June 2, 2009, the Company has a portfolio monitoring process (the Impairment Monitoring Process) that is designed to determine if a decline in value of a security is other-than-temporary. The Company’s available-for-sale equity portfolio is monitored on an ongoing basis to identify specific events that may lead the Company to conclude that a decline in value is other-than-temporary. That portfolio includes investments in two ETFs — the IShares MSCI EAFE Index Fund (the IShares) and the S&PDR Trust Series 1 (the SPDRs).
On December 31, 2008, the unrealized losses on the IShares and the SPDRs reflected the declines in the S&P and EAFE indices through Q4 2008. While the IShares and SPDRs were in an unrealized loss position of “12 months or more” as at December 31, 2008, the decline in value of the IShares only became significant (i.e., greater than 20%) late in Q3 2008 and the decline in value of the SPDRs only became significant in Q4 2008, corresponding to the significant decline in the equity markets. A comparison of the book value and market value of the Company’s investments in these ETFs (in Canadian dollars) is shown in the attached spreadsheet.

In January 2009, we carried out an analysis of our investment in the IShares and the SPDRs in accordance with our Impairment Monitoring Process. In that review, we considered the following factors:
•	While the ETFs were in an unrealized loss position for an extended period of time, the decline in value of the IShares only became significant late in Q3 2008 and the decline in value of the SPDRs only became significant in Q4 2008.
•	The unrealized losses were a result of declines in broad index funds which contain well diversified, large cap companies; the decline in value was not related to specific issuers or industries.
•	The equity market decline in 2008, particularly in the latter half of 2008, was the most severe in many years. We considered the speed and severity of the broad market declines, and the impact of the financial crisis on equity markets, in our assessment. We concluded that the declines related to the ETFs at December 31, 2008 were not yet indicative of other-than-temporary impairment.
•	The IShares and the SPDRs are primarily held to support obligations to participating policyholders, which are long-dated obligations. As described below, the Company had the intent and ability to hold the ETFs until they recovered in value.
After considering these factors, it was determined that the decline in value of the IShares and the SPDRs was not other-than-temporary.
At December 31, 2008, the total unrealized loss on the IShares and the SPDRs was $247 million. Of this amount, $233 million of unrealized loss related to IShares and the SPDRs held to support our participating insurance policy (PAR) segments, $6 million supported our insurance liabilities and $18 million was invested for our surplus account. For our PAR segments, realized losses are generally attributable 80% ($178m) to policyholders and 20% ($45m) to the Company. Our investment strategy with respect to ETFs that support our PAR segments is “buy and hold”, therefore as of December 31, 2008, we had the intent and the ability to hold these securities to recovery. At December 31, 2008, our PAR segment was net cash positive and the Company had approximately $2.5 billion of cash, cash equivalents and securities in a gain position, which it could liquidate to meet policyholder liabilities, if required, before having to dispose of its ETF investments.
While we did not consider the IShares and SPDRs to be impaired at December 31, 2008, we continue to monitor both the severity and the duration that they are in an unrealized loss position. At December 31, 2009, which is the next time that the Company will prepare financial statements that include a Note on the reconciliation of U.S. and Canadian generally accepted accounting principals, a continued decline in value would be considered in determining if the ETFs should be recorded as being other-than-temporarily impaired.

If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416) 979-4825.
Yours very truly,
/s/  “Eric Weinheimer”
Eric Weinheimer
Vice-President and
Associate General Counsel
ERW:dj

cc:	Colm Freyne, Senior Vice President and Acting Chief Financial Officer Bruce Jack, Deloitte & Touche LLP

(In Canadian dollars)
Q1 2008

Description	Cusip	BV	MV	UNRG/(L)	UNRG/(L) %
ISHARES MSCI EAFE INDEX FUND	464287465	259,349,821	226,754,277	(32,595,544)	-13%

S&PDR TRUST SERIES 1	78462F103	612,659,986	550,592,295	(62,067,692)	-10%

Q2 2008

Description	Cusip	BV	MV	UNRG/(L)	UNRG/(L) %
ISHARES MSCI EAFE INDEX FUND	464287465	252,139,488	210,156,120	(41,983,368)	-17%

S&PDR TRUST SERIES 1	78462F103	620,645,068	541,085,352	(79,559,715)	-13%

Q3 2008

Description	Cusip	BV	MV	UNRG/(L)	UNRG/(L) %
ISHARES MSCI EAFE INDEX FUND	464287465	256,823,390	184,231,676	(72,591,714)	-28%

S&PDR TRUST SERIES 1	78462F103	655,190,782	546,506,748	(108,684,034)	-17%

Q4 2008

Description	Cusip	BV	MV	UNRG/(L)	UNRG/(L) %
ISHARES MSCI EAFE INDEX FUND	464287465	259,715,901	171,041,522	(88,674,379)	-34%

S&PDR TRUST SERIES 1	78462F103	621,782,663	463,270,956	(158,511,706)	-25%